SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)
                                (AMENDMENT NO. 6)

                              APPLICA INCORPORATED
                    _________________________________________
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    _________________________________________
                         (Title of Class of Securities)

                                   03815A106
                    _________________________________________
                                 (CUSIP Number)

                                 William R. Lucas, Jr.
                          One Riverchase Parkway South
                           Birmingham, Alabama 35244
                    _________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 15, 2006
                    _________________________________________
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               ___________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03815A106


--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [_]
                                                          (b) [X]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES
                      0
 BENEFICIALLY   ----------------------------------------------------------------
                8     SHARED VOTING POWER
   OWNED BY
                     7,921,200
     EACH       ----------------------------------------------------------------
                9     SOLE DISPOSITIVE POWER
   REPORTING
                       0
    PERSON      ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
     WITH
                      7,921,200
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,921,200
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       32.34%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

CUSIP No. 03815A106


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY
                8     SHARED VOTING POWER
   OWNED BY
                      7,921,200
     EACH             ----------------------------------------------------------
                9     SOLE DISPOSITIVE POWER
   REPORTING
                      0
    PERSON            ----------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
     WITH
                      7,921,200
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,921,200
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    (_)
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       32.34%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [_]
                                                           (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           7,921,200
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
                      0
    PERSON            ----------------------------------------------------------
               10     SHARED DISPOSITIVE POWER
     WITH
                      7,921,200
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,921,200
--------------------------------------------------------------------------------

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       32.34%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [_]
                                                         (b) [X]

--------------------------------------------------------------------------------
3) SEC USE ONLY


--------------------------------------------------------------------------------
4) SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           1,690,400
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             1,690,400
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,690,400
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.90%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [_]
                                                          (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           9,611,600
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             9,611,600
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,611,600
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.24%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [_]
                                                        (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                      [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           9,611,600
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             9,611,600
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,611,600
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       39.24%
--------------------------------------------------------------------------------
14)    TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                     (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           9,611,600
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             9,611,600
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,611,600
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.24%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                     (b) [X]


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           9,611,600
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             9,611,600

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,611,600
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.24%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                       (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           1,690,400
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH
                      1,690,400
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,690,400

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.90%
--------------------------------------------------------------------------------
14)    TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                       (b) [X]

--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           1,690,400
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             1,690,400

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,690,400
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.90%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106



     This Amendment No. 6 amends and supplements the Statement on Schedule 13D filed on May 17, 2006, as amended June 6, 2006, June 21, 2006, August 3, 2006, August 8, 2006 and August 11, 2006 (as amended, the "Schedule 13D") by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons") relating to the Common Stock, par value $0.10 per share, of Applica Incorporated, a Florida corporation. Captitalized terms used herin and not otherwise defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof the Master Fund may be deemed to beneficially own 7,921,200 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 7,921,200 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 7,921,200 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 1,690,400 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 1,690,400 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 1,690,400 Shares.

As of the date hereof HMC may be deemed to beneficially own 9,611,600 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 9,611,600 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 9,611,600 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 9,611,600 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is amended to add the following information:

On August 14, 2006, the Master Fund sent a letter to the Issuer, a copy of which is included as Exhibit E, demanding that it be allowed to inspect the Issuer's shareholders list and certain other records.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 7,921,200 Shares, constituting 32.34% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

      The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,921,200 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,921,200 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 7,921,200 Shares, constituting 32.34% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

Harbinger Management has the sole power to vote or direct the vote of 0
Shares; has the shared power to vote or direct the vote of 7,921,200 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,921,200 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 7,921,200 Shares, constituting 32.34% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

HMC Investors has the sole power to vote or direct the vote of 0 Shares;
has the shared power to vote or direct the vote of 7,921,200 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,921,200 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 1,690,400 Shares, constituting 6.90% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,690,400
Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,690,400 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 1,690,400 Shares, constituting 6.90% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,690,400 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,690,400 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.


(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 1,690,400 Shares, constituting 6.90% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,690,400 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,690,400 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 9,611,600 Shares, constituting 39.24% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

HMC as the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,611,600 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,611,600 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 9,611,600 Shares, constituting 39.24% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,611,600 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,611,600 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 9,611,600 Shares, constituting 39.24% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,611,600 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,611,600 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 9,611,600 Shares, constituting 39.24% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,611,600 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,611,600 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares since the previous amendment to
Schedule 13D by the Reporting Persons are set forth in Exhibit B.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit A:  Agreement  between  the  Reporting  Persons  to file  jointly

Exhibit B:  Schedule of Transactions in the Shares of the Issuer

Exhibit E:  Letter, dated August 14, 2006, from the Master Fund to the Issuer.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Harbinger Capital Partners Master Fund I, Ltd.
                  By: Harbinger Capital Partners Offshore Manager, L.L.C.
                  By: HMC Investors, L.L.C., Managing Member

                  By: /s/ DAVID A. BOUTWELL
                      --------------------------

                  Harbinger Capital Partners Offshore Manager, L.L.C.
                  By: HMC Investors, L.L.C., Managing Member

                  By: /s/ DAVID A. BOUTWELL
                      --------------------------

                  HMC Investors, L.L.C.

                  By: /s/ DAVID A. BOUTWELL
                      --------------------------

                  Harbinger Capital Partners Special Situations Fund, L.P.
                  By: Harbinger Capital Partners Special Situations GP, LLC
                  By: HMC - New York, Inc.

                  By: /s/ DAVID A. BOUTWELL
                      --------------------------

                  Harbinger Capital Partners Special Situations GP, LLC
                  By: HMC - New York, Inc.

                  By:/s/ DAVID A. BOUTWELL
                     ---------------------------

                  HMC - New York, Inc.

                  BY: /s/ DAVID A. BOUTWELL
                     ---------------------------

                  Harbert Management Corporation

                  By: /s/ DAVID A. BOUTWELL
                     ---------------------------

                  /s/ PHILIP FALCONE
                  ------------------------------

                  Philip Falcone
                  ------------------------------

                  /s/ RAYMOND J. HARBERT
                  ------------------------------
                  Raymond J. Harbert

                  /s/ MICHAEL D. LUCE
                  ------------------------------
                  Michael D. Luce

August 17, 2006

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 6, dated August 17, 2006 relating to the Common Stock, $0.10 par value of Applica Incorporated shall be filed on behalf of the undersigned.

                     Harbinger Capital Partners Master Fund I, Ltd.
                     By: Harbinger Capital Partners Offshore Manager, L.L.C.
                     By: HMC Investors, L.L.C., Managing Member

                     By: /s/ DAVID A. BOUTWELL
                         --------------------------

                     Harbinger Capital Partners Offshore Manager, L.L.C.
                     By: HMC Investors, L.L.C., Managing Member

                     By: /s/ DAVID A. BOUTWELL
                         --------------------------

                     HMC Investors, L.L.C.

                     By: /s/ DAVID A. BOUTWELL
                         --------------------------

                     Harbinger Capital Partners Special Situations Fund, L.P.
                     By: Harbinger Capital Partners Special Situations GP, LLC
                     By: HMC - New York, Inc.

                     By: /s/ DAVID A. BOUTWELL
                         --------------------------

                     Harbinger Capital Partners Special Situations GP, LLC
                     By: HMC - New York, Inc.

                     By:/s/ DAVID A. BOUTWELL
                        ---------------------------

                     HMC - New York, Inc.

                     BY: /s/ JOEL B. PIASSICK
                         --------------------------

                     Harbert Management Corporation

                     By: /s/ JOEL B. PIASSICK
                     ---------------------------

                     /s/ PHILIP FALCONE
                     ------------------------------

                     Philip Falcone
                     ------------------------------

                    /s/ RAYMOND J. HARBERT
                    -------------------------------
                    Raymond J. Harbert

                    /s/ MICHAEL D. LUCE
                    --------------------------------
                    Michael D. Luce

                    August 17, 2006

                                                                     Exhibit B

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                TRANSACTIONS IN THE COMMON STOCK, $0.10 PAR VALUE
                -------------------------------------------------

          Date of                Number of Shares
        Transaction              Purchase/(Sold)            Price of Shares
        -----------              -----------------          ---------------
           8/11/06                   66,700                 $4.3840
           8/14/06                   58,100                 $4.3974
           8/15/06                  112,000                 $4.5060
           8/15/06                   10,700                 $4.4013
           8/16/06                   59,700                 $4.4200
           8/16/06                  103,400                 $4.50094

                                                                      Exhibit E



                 Harbinger Capital Partners Master Fund I, Ltd.
             c/o Harbinger Capital Partners Offshore Manager, L.L.C.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244



August 14, 2006

Via Fed Ex

Applica Incorporated
3633 Flamingo Road
Miramar, Florida  33027
Attention: Corporate Secretary

      Re: Demand for Inspection of Records

Gentlemen:

The undersigned shareholder of record hereby makes demand that it be allowed to inspect and copy the following records of Applica Incorporated: (i) shareholders' lists as of May 10, 2006 and August 4, 2006 (the "Shareholders' Lists"); (ii) any other records maintained by, or under the control of, the Company with respect to the identity and states of residency of its shareholders as of such dates; (iii) all information reviewed, relied upon, or otherwise considered by Applica for purposes of making its representation and warranty in
Section 5.27 of that certain Agreement and Plan of Merger dated July 23, 2006 by and among Applica, NACCO Industries, Inc. and others (the "Merger Agreement"); and (iv) all drafts of the Merger Agreement containing changes to Section 5.27 from the previous draft of such Agreement (collectively, the "Inspection Records"). The inspection should take place at a reasonable time and place designated in writing by an appropriate officer of Applica. The Inspection Records should be made available to us on August 22, 2006. In lieu of making the Inspection Records available for inspection you may elect to send our representative a copy of the requested information on or before the foregoing date.

This inspection is for the proper purposes of: (A) communicating with other shareholders about (i) Applica's recent announcements relating to the merger of Applica with a wholly-owned subsidiary of NACCO Industries, Inc. pursuant to the Merger Agreement and whether such merger is in the best interests of the shareholders, and/or (ii) the potential acquisition of their shares; and/or (B) determining the potential application of Florida Statutes, Section 607.0902 (the "Control Share Act") to certain of the shares of common stock of Applica beneficially owned by the undersigned and certain related parties.

It is requested that, within three business days, the corporation provide a written response to this demand, indicating the time and place scheduled for the inspection or that the requested Inspection Records will be delivered by the August 22, 2006 date. The written response should be sent to Donald "Rocky" Thompson, II, and Arnold Jacobs, at the following addresses:

                           Donald "Rocky" Thompson, II
                               Proskauer Rose, LLP
                        2255 Glades Road, Suite 340 West
                            Boca Raton, Florida 33431
                                 (561) 995-4721

                                       and

                                  Arnold Jacobs
                               Proskauer Rose, LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

The inspection will be performed by an attorney or paralegal from the law firm of Proskauer Rose, LLP, whom the undersigned shareholder appoints as its agent for this purpose.


HARBINGER   CAPITAL  PARTNERS  MASTER
FUND I, LTD.
By:   Harbinger    Capital   Partners
Offshore Manager, LLC


By: /s/ Philip A. Falcone
    ----------------------------------
    Philip A. Falcone, Senior Managing
    Director